                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                              ------------------

                                 SCHEDULE 13D
                                (Rule 13d-101)

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                            (AMENDMENT NO. 1)/(*)/
                               (FINAL AMENDMENT)

                        SEDA SPECIALTY PACKAGING CORP.
--------------------------------------------------------------------------------
                               (Name of Issuer)

                        Common Stock, $0.001 par value
--------------------------------------------------------------------------------
                        (Title of Class of Securities)


                                   81517R106
--------------------------------------------------------------------------------
                                (CUSIP Number)

                           Shahrokh "Shawn" Sedaghat
                        SEDA Specialty Packaging Corp.
                         2501 West Rosecrans Boulevard
                      Los Angeles, California 90059-3510
                                (310) 635-4444
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                 July 22, 1997
--------------------------------------------------------------------------------
            (Date of Event Which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

     Note. Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1 (a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
                        (Continued on following pages)

                              (Page 1 of 6 Pages)

                                 SCHEDULE 13D

-----------------------                                  ---------------------
  CUSIP NO. 81517R106                                        PAGE 2 OF 6
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1

      Shahrokh "Shawn" Sedaghat

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [_]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4

      Not Applicable

------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
 5    ITEMS 2(d) or 2(e)                                                   [_]



------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Iran

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            0 shares

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          0 shares
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             0 shares

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10
                          0 shares
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      0 shares

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12                                                                        [_]


------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      0%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      IN

------------------------------------------------------------------------------

                              (Page 2 of 6 Pages)

                                 SCHEDULE 13D

-----------------------                                  ---------------------
  CUSIP NO. 81517R106                                        PAGE 3 OF 6
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1

      Shapour Sedaghat, individually and as co-trustee of the Sedaghat Charitable Remainder Unitrust
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [_]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4

      Not Applicable

------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
 5    ITEMS 2(d) or 2(e)                                                   [_]



------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Iran

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            0

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          0 shares
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             0

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10
                          0 shares
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      0 shares

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12                                                                        [_]


------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      0%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      IN, OO

------------------------------------------------------------------------------

                              (Page 3 of 6 Pages)

                                 SCHEDULE 13D

-----------------------                                  ---------------------
  CUSIP NO. 81517R106                                        PAGE 4 OF 6
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1

      Parvindokht Sedaghat, individually and as co-trustee of the Sedaghat Charitable Remainder Unitrust
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [_]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4

      Not Applicable

------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
 5    ITEMS 2(d) or 2(e)                                                   [_]



------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Iran

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            0

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          0 shares
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             0

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10
                          0 shares
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      0 shares

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12                                                                        [_]


------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      0%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      IN, OO

------------------------------------------------------------------------------

                              (Page 4 of 6 Pages)

        This Amendment No. 1 amends the Schedule 13D filed on June 23, 1997 by Shahrokh Sedaghat ("Shawn"), as an individual, and Shapour ("Shapour") and Parvindokht ("Pamela") Sedaghat, as individuals and co-trustees of the Sedaghat Charitable Remainder Unitrust (the "Sedaghat Trust") (collectively, the "Reporting Persons") and relates to the shares of Common Stock, $0.001 par value per share (the "Common Stock"), of SEDA Specialty Packaging Corp. ("SEDA" or the "Company"). Capitalized terms used without definition have the meanings ascribed to them in the Schedule 13D.


ITEM 5     INTEREST IN SECURITIES OF THE ISSUER.
           -------------------------------------

           The information set forth in Item 5 is amended and supplemented as follows:

           In connection with the tender offer (the "Offer") by Seawolf Acquisition Corporation ("Purchaser"), a Delaware corporation and an indirect wholly owned subsidiary of CCL Industries Inc., a Canadian corporation ("Parent"), to purchase all of the outstanding shares of the Common Stock of SEDA at $29.00 per share, Shawn tendered 535,620 shares and Shapour and Pamela tendered 2,185,967 shares of Common Stock. The Offer expired at 12:00 midnight, New York time, on July 21, 1997. On July 22, 1997, Purchaser directed First Chicago Trust Company of New York to accept for payment all shares validly tendered as of the expiration date of the Offer, including the shares tendered by the Reporting Persons. Consequently, Shapour and Pamela ceased to be beneficial owners of any shares of Common Stock on that date.

           On July 22, 1997, Purchaser submitted notice of its intent to exercise its option to purchase 517,713 shares (the "Remaining Shares") of the Common Stock beneficially owned by Shawn pursuant to the Tender Agreement. On July 25, 1997, Purchaser exercised this option and purchased the Remaining Shares for the consideration set forth in the Merger Agreement and in the
Schedule 13D. On July 25, 1997, pursuant to the Merger Agreement, Purchaser merged into SEDA, with SEDA emerging as the surviving corporation and a wholly owned subsidiary of Parent. All options to purchase shares of SEDA's common stock were terminated and cancelled by virtue of the Merger, including options for 545,000 shares held by Shawn, for the consideration set forth in the Merger Agreement and in the Schedule 13D. Consequently, Shawn ceased to be a beneficial owner of any shares of Common Stock on that date.

           As a result of the foregoing transactions, none of the Reporting Persons beneficially own any shares of Common Stock of SEDA.

                              (Page 5 of 6 Pages)

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  July 30, 1997                  Shahrokh Sedaghat


                                       /s/ Shahrokh Sedaghat
                                       -----------------------------------------





Dated:  July 30, 1997                  Shapour Sedaghat, individually and as
                                       co-trustee


                                       /s/ Shapour Sedaghat
                                       -----------------------------------------



Dated:  July 30, 1997                  Parvindokht Sedaghat, individually and as
                                       co-trustee


                                       /s/ Parvindokht Sedaghat
                                       -----------------------------------------

                              (Page 6 of 6 Pages)